SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 15th November, 2004

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or material.s distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date November 15, 2004

s.   Hermann Derbuch

Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

Twin Mining reports Third Quarter Results ending September 30, 2004

Twin Mining Strikes Partnership On Jackson Inlet Diamonds With Stornoway And Announces Positive Atlanta Bankable Feasibility Study

Toronto, Ontario,   (November 15, 2004) Twin Mining Corporation (“Twin Mining”) (TWG : TSX) reports that during the third quarter Stornoway Diamond Corporation ("Stornoway") has joined the Company in the exploration of its 980,000-acre Vista claim block (formerly south claim block). Stornoway participates by way of a $450,000 private placement and the signing of a binding letter agreement (see press release August, 2004).

Early September, Twin Mining completed a regional soil/till sampling program on the Vista claim block. There were 1,200 samples collected, which are currently being processed at three laboratories to recover kimberlite and diamond indicator minerals and to ensure results are available before yearend.

During the third quarter the full feasibility study for the Atlanta Gold Project advanced to its final stages with completion expected early in the fourth quarter. While the timeframe for the feasibility study extended beyond the original completions date, design innovations, including slot cutting in the pit bottom and back filling of the pits with waste while ore mining is ongoing resulted in a reduction in waste stripping and lowering of the mining costs. The introduction of a ridge leach pad permitted a simplification of the solution collection and treatment process, which in turn resulted in a reduction of capital costs.

On November 11, 2004, Twin Mining announced the positive Atlanta Gold Project feasibility study. The feasibility results show the Atlanta Gold Project is commercially attractive and financially robust with an Internal Rate of Return at a gold price of U.S.$435 of 39.1 percent.

Twin Mining completed three tranches of non-brokered financing during the quarter, totaling $3 million. The funds are primarily used to advance the Full Feasibility Study on Twin's Atlanta Gold Project. Several lenders have already indicated their interest to provide project financing for Atlanta.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:  Hermann Derbuch, P.Eng.,

Chairman, President & CEO

Tel.: (416) 777-0013   Fax: (416) 777-0014

E-mail: info@twinmining.com